

10031564

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
JUN 08 2010
WASH. D.C.
193
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31111 Agoura Road, Suite 245
(No. and Street)

Westlake Village, (City) California (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Bloomfield (888) 573-8118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 6/25

OATH OR AFFIRMATION

I, Ron Bloomfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIS Financial, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Ron Bloomfield
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
JUN 08 2010
WASH, D.C.
193
SECTION

AIS FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2010

AIS FINANCIAL, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
AIS Financial, Inc.
Westlake Village, California

I have audited the accompanying statement of financial condition of AIS Financial, Inc. as of March 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIS Financial, Inc. as of March 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
June 3, 2010

AIS FINANCIAL, INC.

Statement of Financial Condition
March 31, 2010

ASSETS

Cash	$	7,342
Deposits with clearing organization		30,012
Commissions receivable		24,451
Marketable securities, at market value		140
Furniture & equipment, net of accumulated depreciation of $7,742		13,882
Total assets	$	75,827

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	1,230
Commissions payable		16,858
Total liabilities		18,088

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 7,500 shares authorized 100 shares issued and outstanding		100
Additional paid-in-capital		150,949
Accumulated deficit		(93,310)
Total stockholders' equity		57,739
Total liabilities and stockholders' equity	$	75,827

AIS FINANCIAL, INC.

Statement of Income
For the year ended March 31, 2010

REVENUES:	
Commissions income	$ 484,032
Finders fee	83,906
Unrealized loss	(1,510)
Other income	1,000
Total income	567,428
EXPENSES:	
Clearing fees	40,049
Commissions	250,402
Consulting	238,029
Dues and subscriptions	18,808
Professional fees	14,330
Other expenses	36,111
Total expenses	597,729
NET LOSS BEFORE INCOME TAXES	(30,301)
INCOME TAX PROVISION (Note 4)	
Income tax expense	2,400
NET LOSS	$ (32,701)

The accompanying notes are an integral part of these financial statements

AIS FINANCIAL, INC..

Statement of Changes in Stockholders' Equity
For the year ended March 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning balance April 1, 2009	$ 100	$ 150,949	$ (60,609)	$ 90,440
Net loss			(32,701)	(32,701)
Ending balance March 31, 2010	$ 100	$ 150,949	$ (93,310)	$ 57,739

The accompanying notes are an integral part of these financial statements.

AIS FINANCIAL, INC.

Statement of Cash Flows
For the year ended March 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (32,701)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,399
(Increase) decrease in:	
Commissions receivable	18,015
Marketable securities, at market value	1,510
Other assets	11,784
Increase (decrease) in	
Accounts payable	386
Commissions payable	(14,928)
Total adjustments	19,166
Net cash used in operating activities	(13,535)
Decrease in cash	(13,535)
Cash at beginning of year	20,877
Cash at end of year	$ 7,342
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

AIS Financial, Inc. (the "Company").was incorporated in Florida on April 15, 1996, under the name Protective Asset Advisors, Inc. The Company changed its name to Advantage Investment Strategies, Inc. on July 28, 2004. On March 2, 2007, the Company changed its name to AIS Financial, Inc. The Company operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Boards ("MSRB").

The Company is authorized to sell corporate debt securities, corporate equity securities over-the-counter on a riskless principal basis, U.S. government securities, mutual funds, municipal securities, tax shelters or limited partnership in primary distributions, and variable life insurance or annuities. The Company can also provide investment advisory services, serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities. The Company cannot hold customer funds or safe-keep customer securities. The Company deals primarily with 250 institutional clients

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and the related revenues and expenses are recorded on settlement date. Revenues and expenses recorded on a trade date basis are not materially different from revenues and expenses recorded on a settlement date basis. Clearing fees include service charges, execution fees, and commissions on order flow.

The receivable from clearing organization is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture & equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture & equipment are depreciated over their estimated useful lives of five (5) year and seven (7) years, respectively by the straight-line and double declining methods.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and the effects of operating losses and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended March 31, 2010.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Securities, at market value consist of the following at quoted market values:

Equities	$	140

The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) as net unrealized loss of ($1,510).

Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

Furniture	$	11,914
Computer		4,012
Equipment		5,698
		21,624
Less accumulated depreciation		(7,742)
Furniture and equipment	$	13,882

Depreciation expenses for the year ended March 31, 2010, was $2,399.

Note 4: INCOME TAXES

The income tax provision for the year ended March 31, 2010, consists of the California Franchise Tax Board tax of $2,400.

Due to operating losses, there is no federal provision for income tax. The Company had operating loss carry for which its ability to recover from operating income in the future is uncertain. Therefore, a full and complete valuation allowance for any tax benefit is reflected in the financial statements.

Note 5: RELATED PARTY TRANSACTIONS

For the year ended March 31, 2010, the Company paid $5,196 in consulting fees to individuals who are shareholders.

Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commissions, which requires both the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and $43,857, which was $38,857 in excess to net capital was 0.38 to 1, which is less than the 15 to 1 maximum ratio permissible to a broker/dealer.

Note 8: LEASES

The Company sub-leases office space on a month to month basis from a related party in the amount of $500.00 a month.

AIS FINANCIAL, INC.

Statement of Net Capital
Schedule I
March 31, 2010

	Focus 03/31/2010	Audit 03/31/2010	Change
Stockholders' equity, March 31, 2010	$ 57,740	$ 57,739	$ (1)
Subtract - Non allowable assets:			
Fixed assets	13,882	13,882	-
Tentative net capital	43,858	43,857	1
Haircuts:	-	-	-
NET CAPITAL	43,858	43,857	1
Minimum net capital	5,000	5,000	
Excess net capital	38,858	38,857	1
Aggregate indebtedness	16,857	16,858	(1)
Accounts payable	-	-	-
Ratio of aggregate indebtedness to net capital	0.38%	0.38%	

There were no reported differences between the audit and focus filed at March 31, 2010

The accompanying notes are an integral part of these financial statements.

AIS FINANCIAL, INC.

March 31, 2010

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7
(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(30-REV 3/10)

For the fiscal year ended 3\31, 2010
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049444 FINRA MAR
AIS FINANCIAL INC
31111 AGOURA RD STE 245
WESTLAKE VILLAGE CA 91361-4448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1112

B. Less payment made with SIPC-6 filed (exclude interest) (989)
1/29/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 123

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 123

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 123-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AIS Financial Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1, 2009 and ending 3/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 567428

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 1510

Total additions — 1510

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 40049

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 83906

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 123955

2d. SIPC Net Operating Revenues — $ 444983

2e. General Assessment @ .0025 — $ 1112

(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
AIS Financial, Inc.
Westlake Village, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2010, which were agreed to by AIS Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AIS Financial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). AIS Financial, Inc.'s management is responsible for the AIS Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended March 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
June 3, 2010

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
AIS Financial, Inc.
Westlake Village, California

In planning and performing my audit of the financial statements of AIS Financial, Inc. for the year ended March 31, 2010, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by AIS Financial, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
AIS Financial, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
June 3, 2010